STB DRAFT
10/30/15

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b‑25

NOTIFICATION OF LATE FILING

(Check One):   ☐    Form 10-K      ☒   Form 20-F      ☐    Form 11-K     ☐ Form 10-Q

                        ☐    Form 10-D      ☐    Form N-SAR ☐    Form N-CSR

For period ended:                June 30, 2015

☐         Transition Report on Form 10‑K

☐         Transition Report on Form 20‑F

☐         Transition Report on Form 11‑K

☐         Transition Report on Form 10‑Q

☐         Transition Report on Form N‑SAR

For the transition period ended:  _____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

2

PART I
REGISTRANT INFORMATION

IRSA Inversiones y Representaciones Sociedad Anonima

Full name of registrant

Not Applicable

Former name if applicable

Bolivar 108
Address of principal executive office
(Street and number)

City of Buenos Aires, Argentina, (C1066AAD)

City, state and zip code

PART II
RULE 12b‑25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b‑25(b), the following should be completed.  (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

IRSA Inversiones y Representaciones Sociedad Anonima (“IRSA” or the “Company”) has determined that it is unable to file its Annual Report on Form 20-F for the year ended on June 30, 2015 (the “Form 20-F”) by the prescribed due date without unreasonable effort or expense for the following reasons:

(i)                           On October 9, 2015, IRSA filed before the SEC a request of relief from the requirement to present full financial statements audited under U.S. GAAS of an associate accounted for using the fair value option on Form 20-F, pursuant to Rule 3-09 of Regulation S-X, based on the fact that the Company was unable to force its associate, IDBD Holdings Corporation Ltd. (“IDBD”) to provide audited financial statements following such standards. In lieu of the required information IRSA offered to present full financial statements audited under Israel GAAS, which are already available. On October 29, 2015, IRSA received a response from the staff of the SEC denying IRSA’s request. Consequently, IRSA will need additional time to request and obtain the US GAAS audit report for IDBD.

(ii)                         As previously reported by way of a filing on Form 6-K on October 27, 2015, IRSA is currently analyzing the impact of certain ruling passed by the Tel Aviv Jaffo Court with regards to its indirect holding in IDBD in its accounts, which could impact the valuation of our investment in IDBD and the valuation of the related derivative liability for the tender offer of IDBD shares  to be included in IRSA’s Annual Report on Form 20-F. Currently, the reported amounts for our investment in IDBD is Ps 1,757.10 million and the related derivative liability is Ps 500.58  million.

IRSA anticipates that it will be able to file a complete version of the Form 20-F (except that it will not be able to file financial statements of its associate audited under U.S. GAAS which will be filed on a subsequent date), within the fifteen-calendar-day grace period granted by Rule 12b-25, and declares that it will file such form as promptly as practicable.

PART IV — OTHER INFORMATION

(1)        Name and telephone number of person to contact in regard to this notification

  Matias Gaivironsky                          (5411)                   4323-7449

        (Name)                                 (Area Code)         (Telephone Number)

(2)        Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes     ☐No

(3)        Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes     ☐No

The following is a brief explanation of fiscal year 2015 results, compared with prior year.

Consolidated Results for the Fiscal Year

(In millions of ARS, excluding joint businesses)

in ARS M	IVQ 15	IVQ 14	YoY Var	FY 15	FY 14	YoY Var
Revenues	893.6	823.0	8.6%	3,402.6	2,845.2	19.6%
Operating Income	648.6	348.4	86.2%	2,515.4	1,237.2	103.3%
Depreciation and amortization	40.8	57.1	(28.5)%	175.3	225.8	(22.4)%
Net Income	814.1	(752.8)	(208.1)%	650.6	(831.6)	(178.2)%

Revenues for fiscal year 2015 were 19.6% higher than in fiscal year 2014, mainly due to a 28.6% increase in the “Shopping Centers” segment which continues to show a solid positive trend and “Offices and Other” and “Hotels” segments which recorded increases of 22.7% and 19.5%, respectively, in their revenues as compared to fiscal year 2014, offset by lower revenues from the “International” segment, due to the sale of the Madison building closed in September 2014.

The Company’s Operating Income grew by 103.3%%, reaching ARS 2,515.4 million, mainly due to the sales of the Madison 183 building in the City of New York recorded during the first quarter of 2015 and the sale of several office floors in Maipú 1300, Libertador 498, Bouchard Plaza and Intercontinental Plaza buildings recorded during the second and fourth quarters of 2015. Excluding the effect of these sales and the reversion of the conversion reserve generated in Rigby 183 due to the sale of Madison for ARS 188.3 million, the Company’s Operating Income grew 16.2% during fiscal year 2015 as compared to the previous year, reaching ARS 1,164.3 million.

Net income for the Fiscal Year was ARS 650.6 million in 2015, compared to a net loss of ARS 831.6 million in 2014, mainly due to higher operating income resulting from higher sales of investment properties and lower financial losses from our investment in IDBD, which is valued at market value, reflecting the recovery of its stock price.

IRSA Inversiones y Representaciones Sociedad Anonima

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   November 3, 2015                  By:       /s/ Matias Gaivironsky

            Name:         Matias Gaivironsky
Title:           Chief Financial Officer